Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Vermilion Energy Trust Announces Exchangeable Share Ratio Increase

    CALGARY, Dec. 14 /CNW/ - Vermilion Energy Trust (VET.UN-TSX) is pleased to announce the increase to the Exchange Ratio of the Exchangeable Shares of
Vermilion Resources Ltd. from 1.54839 to 1.55595. The increase will be effective on December 14, 2007. A "Notice of Retraction" must be received by
Computershare by December 18, 2007 to receive this exchange ratio. All notices received after this date will receive the exchange ratio to be determined on
January 15, 2008.

    <<
    The following are the details used in the calculation of the Exchange ratio:

    Record Date of Vermilion Energy Trust Distribution    November 30, 2007
    Opening Exchange Ratio                                1.54839

    Vermilion Energy Trust Distribution per Unit          $0.17
    (12/14/07 Payment Date)

    10-day Weighted Average Trading Price
     ("Current Market Price")                             $34.82123
    (Including the Last Business Day Prior to the
     Distribution Payment Date)

    Increase in the Exchange Ratio                        0.00756
    Effective Date of the Increase in the
     Exchange Ratio                                       December 14, 2007
    Exchange Ratio as of the Effective Date               1.55595
    >>

    The increase in the exchange ratio is calculated by multiplying the
Vermilion Energy Trust Distribution per Unit by the previous month's exchange ratio and dividing by the Current Market Price of VET.UN. A holder of
Vermilion Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time for Vermilion Trust Units by completing a
Retraction Request form. You can obtain a copy by contacting Computershare
Trust Company of Canada at (403) 267-6894.

    Upon conversion to a Trust in January 2003, some holders of shares in the predecessor company, Vermilion Resources Ltd., opted to hold exchangeable shares in place of Vermilion Energy Trust units. The following information applies only to those exchangeable shareholders and does not affect Vermilion
Energy Trust unitholders.

    %SEDAR: 00018945E          %CIK: 0001293135

    /For further information: Paul Beique, Director Investor Relations, 2800,
400 - 4th Avenue S.W., Calgary, Alberta, T2P 0J4, Phone: (403) 269-4884, Fax:
(403) 264-6306, IR Toll Free: 1-866-895-8101, www.vermilionenergy.com/
    (VET.UN.)

CO:  Vermilion Energy Trust

CNW 12:55e 14-DEC-07